EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77B:
  Accountant's report on internal control.

EXHIBIT B:
  Attachment to item 77D:
  Policies with respect to security investment
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EXHIBIT A:
                 Report of Independent Accountants

To the Board of Trustees and Shareholders of Schwab Investments:

In planning and performing our audits of the financial statements of Schwab Short/Intermediate Tax-Free Bond Fund(R), Schwab Long-Term Tax-Free Bond Fund(R), Schwab California Short/Intermediate Tax-Free Bond Fund, Schwab Long-Term Tax-Free Bond Fund(R), Schwab Short-Term Bond Market Fund(R), Schwab Total Bond Market Fund(R) and Schwab YieldPlus Fund(R)(the "Funds") for the year ended August
31, 2002, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinions on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Funds are responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of August 31, 2002.

This report is intended solely for the information and use of the Board of Trustees, management and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
October 11, 2002




EXHIBIT B:

Item 77 D
Change of investment policy in prospectus.

The Schwab Short-Term Bond Market Fund changed its name from the Schwab Short-Term Bond Market Index Fund to the Schwab Short-Term Bond Market Fund. The fund invests at least 80% of its assets in debt instruments of varying maturities.
The fund is not required to invest any percentage of its assets in the securities represented in its benchmark index. The dollar-weighted average maturity of the fund's portfolio is not expected to exceed three years.

The Schwab Total Bond Market Fund changed its name from the Schwab Total Bond Market Index Fund to the Schwab Total Bond Market Fund. The fund invests at least 80% of its assets in debt instruments of varying maturities. The fund is not required to invest any percentage of its assets in the securities represented in its benchmark index.